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SEC FILE NUMBER
8-65376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ERG Securities (US) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Washington St., Suite 921
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kryan@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, George O'Dowd, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ERG Securities (US) LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal

[signature]

Notary Public Renee Carbone

RENEE CARBONE NOTARY PUBLIC STATE OF CONNECTICUT My Commission Expires 10/31/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERG Securities (US) LLC
(SEC I.D. No. 8-65376)

<u>**Confidential Report on Audit of Financial Statements**</u>
<u>**And Supplementary Information**</u>

Financial Statements and
Supplemental Schedule
For the year ended December 31, 2023
and
Report of Independent Registered Public Accounting Firm
and
Report Regarding Exemption Provisions

ERG Securities (US) LLC
Table of Contents
December 31, 2023



DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ERG Securities (US), LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERG Securities (US), LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ERG Securities (US), LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ERG Securities (US), LLC's management. Our responsibility is to express an opinion on ERG Securities (US), LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of ERG Securities (US), LLC's financial statements. The supplemental information is the responsibility of ERG Securities (US), LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

We have served as ERG Securities (US), LLC's auditor since 2020.

Olathe, Kansas
January 30, 2024

ERG Securities (US) LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	112,987
Fees receivable		33,109
Other current assets		8,029
Total Assets	$	154,125

Liabilities and Member's Equity

Liabilities

Commissions payable	$	23,353
Prepaid revenues		1,667
Total Liabilities		25,020
Member's equity		129,105
Total Liabilities and Member's Equity	$	154,125

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Income
For the Year Ended December 31, 2023

Revenues

Private placement	$	3,923,245
Other Income		79
Reimbursed client expenses		6,687
Total revenues		3,930,011

Expenses

Commissions and fees	3,451,904
Admin fees	60,000
Professional fees	73,500
Regulatory fees	23,034
Technology, data and communication costs	32,961
Rent	6,000
Insurance expense	1,034
Filing Fees	862
Other expenses	3,502
Total expenses	3,652,797

Net income	$	277,214

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

	Total Member's Equity
Member's equity - January 1, 2023	46,891
Capital contributions	-
Capital withdrawals	(195,000)
Net Income	277,214
Member's equity - December 31, 2023	$ 129,105

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows provided by operating activities:

Net Income	$	277,214
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in fees receivable		(21,013)
Decrease in other current assets		(13)
Decrease in commissions and fees payable		(76,647)
Decrease in prepaid revenues		(2,916)
Decrease in due to ERG Capital Partners (US) LLC		(1,746)
Decrease in other liabilities		(145)
Total adjustments to net income		(102,480)
Net cash provided by operating activities		174,734

Cash flows used by investing activities:

		-

Cash flows used by financing activities:

Member capital contributions		-
Member capital withdrawals		(195,000)
Net cash used by financing activities		(195,000)

Net increase in cash and cash equivalents		(20,266)
Cash and cash equivalents - January 1, 2023		133,253
Cash and cash equivalents- December 31, 2023	$	112,987

The accompanying notes are an integral part of these financial statements.

5

1. **ORGANIZATION AND NATURE OF BUSINESS**

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

Fees Receivable, net
The Company records fees receivable at cost based upon the fee schedule that is agreed upon in each client contract. The fee receivables have a maturity of one year or less and arise from the Company's performance of services (see Note 3). On a quarterly basis, the Company evaluates its fees receivable and, if deemed necessary establishes an allowance for doubtful accounts, based on the history of past collections and current credit conditions. At December 31, 2023, fees receivable were $33,109.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
All accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position.

3. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Private Placement Fees

Advisor Fees
Performance obligations in these arrangements vary dependent on the contract. Advisor fees may include non-refundable, fixed quarterly retainers, management fees, and deposits. For the year ended December 31, 2023, it was determined that the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs and therefore, in accordance with FASB ASC 606-10-25-31, the Company recognized revenue over time as the performance occurred.

The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis.

Transaction Fees

The performance obligation may be the consummation of either the sale of securities or the raising of capital and may include success fees, performance fees or other percentage based fees. These fees are recognized as revenue when the performance obligation is satisfied, generally the trade date or the completion of a deal. The Company controls the service as it is transferred to the customer and is therefore acting as principal.

Disaggregation of Revenue

In the following table, revenue is disaggregated.

Advisor Fees	3,703,245
Transaction Fees	220,000
Reimbursed Client Expenses	6,687
Other Income	79
Total Revenues	3,930,011

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer if the costs (1) relate directly to an existing contract or anticipated contract, and (2) are expected to be recovered. These costs are included in the on the statement of financial condition as fees receivable until recovered. If the costs are not recovered, the fees are expensed on the Statement of Income and included in Bad Debt Expense.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

Concentration of Customer Risk
ASC 280-10-50-42 requires disclosures about major customers and the extent of a company's reliance on those customers. For the year ended December 31, 2023 the Company had revenues exceeding 10% or more of its total revenues from two separate customers. Revenues from Astignes Capital Asia Pte. Ltd. totaled $2,057,038.94, comprising 52.34% of the total year to date revenues. The revenues from the Company's second largest customer, Swiss Re Capital Markets Corporation, equaled $750,000 for the year ended December 31, 2023 and comprised 19.08% of the total revenues. The remaining revenue of approximately $1.1 million is derived from over 13 separate customers.

A registered securities representative of the Company, generated approximately 79.91% of the Company's total revenue. This registered representative's compensation was approximately 83.45% of the Company's total commissions and related fees. The Company is economically dependent on this registered representative. The Company expects to maintain the relationship with this registered representative.

4. RELATED PARTY FEES

Effective January 1, 2020 the Company entered into a Services Agreement with ERG Advisory Services, LLC ("ERG"), a related party. Under the terms of the Services Agreement, ERG provides administrative and accounting services to the Company for a mutually agreed upon fixed fee per month. For the year ended December 31, 2023, the Company paid ERG $60,000 represented by the admin fees on the Statement of Income.

5. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had excess capital in the amount of $82,967. The aggregate indebtedness was $25,020, which resulted in a minimum net capital required of $5,000. The Company had net capital of $87,967, which was in excess of the minimum $5,000 by $82,967. The Company's ratio of aggregate indebtedness was 28.44%, which is less than the maximum ratio of 1500%.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 30, 2024, the date on which the financial statements were available to be issued. Management is not aware of any additional subsequent events that require recognition or disclosure in the financial statements.

ERG Securities (US) LLC

Computation of Net Capital under Rule 15c3-1

For the Year Ended December 31, 2023

As of December 31, 2023

Schedule I

Computation of Net Capital:

Member's equity	$	129,105
Less: non-allowable assets		(41,138)
Net Capital	$	87,967
Aggregate indebtedness - accrued expenses	$	25,020
Computation of net capital requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness).	$	5,000
Excess/(deficient) net capital	$	82,967
Ratio of aggregate indebtedness to net capital		28.44%

The above computation does not materially differ from the December 31, 2023 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per December 31, 2023 Focus Filing	$	82,967
Audit Adjustments		
Net Capital post audit adjustments	$	87,967

See report of independent registered public accounting firm.

ERG Securities (US) LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is exempt from the provision of SEC Rule 15c3-3 under k(2)(i) and for the
 year ended December 31, 2023, the Company was in compliance with the conditions of exemption.

ERG Securities (US) LLC
Information Relating to Possession or Control Requirements
Under Sec. 240. 15c3-3
As of December 31, 2023

The Company is exempt from the provision of SEC Rule 15c3-3 under k(2)(i) and for the
year ended December 31, 2023, the Company was in compliance with the conditions of exemption.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of ERG Securities (US), LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of ERG Securities (US), LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

David Lundgren & Co

Olathe, Kansas
January 30, 2024